

May 11, 2012

Via E-mail
Josephine Chaus
Chief Executive Officer and Chairwoman
Bernard Chaus, Inc.
530 Seventh Avenue
New York, NY 10018

> **Re:** **Bernard Chaus, Inc.**
> **Schedule 13E-3**
> **Filed April 13, 2012 by Bernard Chaus, Inc. et al.**
> **File No. 005-37972**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 13, 2012**
> **File No. 001-09169**

Dear Ms. Chaus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

Exhibits

1. Please advise why Mr. Camuto is not a filing person on the Schedule 13E-3. If Mr. Camuto is not the sole beneficial owner of Camuto Consulting Inc., please extend this analysis to the other beneficial owners. In this regard, we note that Mr. Camuto purchased his original interest in the company on February 9, 2011, but did not file a Schedule 13D until April 14, 2011. Furthermore, the Schedule 13D filed by Camuto Consulting Inc. does not disclose the natural persons who beneficially own the reported securities.

2. Please include the voting agreements and the Camuto license agreement as exhibits to your schedule. See Item 1016(d) of Regulation M-A.

Preliminary Proxy Statement on Schedule 14A filed April 13, 2012

General

3.   Please tell us why you have not included in your proxy statement the information required by Part C of Form S-4. See Item 14(c)(2) of Schedule 14A. Refer to Instruction 2 to Item 14.

Letter to Shareholders

4.   Please revise the reference to the two-thirds threshold here and elsewhere as appropriate to disclose the percentage of unaffiliated shares that would be required to vote in favor of the transaction for it to be approved. It is unclear why you exclude roughly 13.44% of your shares subject to the memorandum of understanding from your discussion of voting agreements here and throughout your document. Please reconcile or advise.

Termination Fees and Reimbursement of Expenses, page 6

5.   We note your disclosure within this section that under certain circumstances, the Company may be obligated to pay the Camuto group a termination fee of $225,000 and/or the Camuto group's expenses in connection with the merger. However, we also note your disclosure on page 11 that the Camuto group may also be required to pay you a termination fee. Please revise this section to describe in greater detail the merger termination scenarios in which the company may be paid and the fees that would be paid in such a scenario.

Business and Background of Natural Persons Related to the Camuto Group …, page 15

6.   Please provide in your proxy statement the information required by Item 1003(c) of Regulation M-A with respect to Vincent Camuto, Louise Camuto, Alex Del Cielo and Jeffrey K. Howald. Please also provide the information required by Item 1003(c)(1)-(2) and (5) of Regulation M-A with respect to Ariel and Aaron Chaus.

Background of the Merger, page 16

7.   We note your references to several recent developments in your business including the early termination of the KCP license and the sale of 3,000,000 shares to the Camuto Group. Please revise such references to explain how they relate to your negotiations and how the board considered such developments affected the Board's views on the proposed merger transaction.

8.   We note that as of December 2011, China Ting advised the company that it would no longer take part in the transaction. Please disclose how management considered China Ting's lack of participation in the transaction in deciding whether to pursue ongoing merger negotiations.

9.   We note that on November 4, 2011, National Securities advised the special committee of its revised valuation analysis based upon additional due diligence. Please revise to

briefly describe the changes, if any, in the analysis and whether that led to the November 9, 2011, contemplated cash consideration of $0.24 per share.

10.   Please provide additional details regarding the negotiations between Dr. Berkowitz and Mr. Braun concerning support for the transaction and proposed settlement. To this extent, we note your disclosure on page 39 that on April 3, 2012, the Company entered into a memorandum of understanding with respect to the pending litigation.

Recommendation of Our Board of Directors and Special Committee…, page 20

The Committee, page 20

11.   Each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize all presentations or reports, both oral and written, provided by an outside party and confirm that you have filed any written materials, including board books, as exhibits pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of Regulation M-A. In addition, to the extent these presentation, discussions or reports discussed any specific terms or valuations, please disclose.

12.   We note your disclosure here and elsewhere in your proxy statement that the special committee is composed entirely of independent directors and recommends that your shareholders vote "FOR" the proposal. Please revise to note that the merger agreement will cause the early vesting of the stock options owned by members of your special committee. Given this, please revise or explain your statement on page 24 that members of your special committee do not have interest in the merger different from, or in addition to, those of the company's unaffiliated shareholders. Please also advise why you have not provided any disclosure under Item 1011(b) of Regulation M-A, or a shareholder vote pursuant to Rule 14a-21.

13.   It appears that the company has had ongoing liquidity and financial concerns as well as regular and ongoing losses for several years. Please revise to provide the reasons that the proposed merger transaction was determined advisable at this point in the company's history. See Item 1013(c) of Regulation M-A.

14.   Please clarify how the special committee considered the lack of interested parties and the ability to entertain superior proposals as indicative of fairness, when the affiliates proposing this transaction have the apparent ability to block any alternative transactions.

15.   The board of directors and the special committee do not appear to have fully considered all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A in determining whether the consideration offered in this transaction is fair. In particular, the board of directors and the special committee do not appear to have considered historical prices, or net book, liquidation or going concern values of the company. While one or more of the valuation measures listed in Instruction 2 may not be relevant in the context of the

transaction, the reasons why should be explained for shareholders. Please revise your disclosure accordingly. Refer to Questions 20 and 21 of the interpretative release concerning Rule 13e-3, SEC Release No. 34-17719 (April 13, 1981).

Recommendation of the Board, page 23

16.   The fairness conclusion of the board of directors is not supported by reasons independent of those considered by the special committee and the analysis of National Securities. A filing person may rely upon the analyses and conclusions produced by another party to the extent that the filing person expressly adopts those analyses and conclusions, and such analyses and conclusions are disclosed and satisfy the disclosure standards set forth in Instruction 2 to Item 1014 of Regulation M-A. See Question 20 of SEC Release No. 34-17719 (April 13, 1981). To the extent that the board of directors relied on these persons' analyses and did not perform its own, the board of directors must specifically adopt the analyses and conclusions of these persons. Alternatively, provide a reasonably detailed discussion of the material factors upon which the board of directors relied in making its fairness determination. This comment also applies to the positions of the Family Shareholders as set forth on page 30.

17.   Please revise to clarify what consideration, if any, your board and/or special committee gave to remaining public as opposed to entering into the merger transaction at this time.

Opinion of National Securities, page 25

18.   We note that National reviewed "certain financial and operating information with respect to the current business operations, financial conditions and prospects of the Company furnished to National by the Company, including, without limitation, pro-forma forecasts for fiscal years 2012 to 2016 prepared by management of the Company." Please note that any non-public information used by National in formulating its data should be summarized in the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board determined that the financial advisor's reliance upon those materials was reasonable.

19.   Please disclose the criteria used in selecting the comparable companies. In particular, we note the significant range of enterprise values.

20.   Please revise to define total enterprise value as it is used on page 27.

21.   Please revise to disclose the data underlying the results described in this section. For example, disclose (i) the enterprise value, TTM EBIDTA and net income for each company, including for Bernard Chaus, and (ii) the data from each transaction that resulted in the multiple disclosed on page 29 with respect to the Precedent Transactions Analysis and the Bernard Chaus data to which the multiple was applied to arrive at the implied per share equity values. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

22.   We note your reference on page 28 to the company's negative EBITDA and Net Income. Please revise to describe whether this significantly decreased the company implied value from the median range would have suggested. Please provide additional details noting where the assumptions underlying the comparable company analysis differed from those relating to Bernard Chaus.

Bernard Chaus Precedent Transactions Analysis, page 28

23.   Disclose the methodology and criteria used to determine the transactions selected for comparison. Please indicate whether the criteria were consistently applied and indicate whether any additional business sale transactions fit within these criteria but were not analyzed, and if so, why not.

Bernard Chaus Discounted Cash Flow Analysis, page 29

24.   Please revise to provide additional details regarding how National arrived at the discount rate and perpetuity growth rate used in your cash flow analysis.

25.   Please disclose the fee paid to National for its recommendation to the special committee and whether National recommended the consideration to be paid in the merger. See Item 1015(b)(4) and (5) of Regulation M-A.

Purposes and Reasons of the Family Shareholders, Family Newco…, page 30

26.   Please disclose the reasons for the structure of the Rule 13e-3 transaction. See Item 1013(c) of Regulation M-A.

27.   Please clarify that the transaction will give the filing persons a 100% ownership interest in the company, as opposed to mere "control." The filing persons appear to already have control of the company. Please also remove language, appearing here and elsewhere in your filings, introducing doubt as to the applicability of Rule 13e-3, which does not appear to have a reasonable basis in this circumstance.

Certain Effects of the Merger, page 31

28.   Please provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A.

Employee Benefits, page 34

29.   Please specify the specific benefits to each officer and director as set forth in the merger agreement in this section, including a quantification for each individual. This would include any payments as a result of the change in control.

Determination of Per Share Merger Consideration, page 35

30.   Please delete the reference to "arm's-length negotiations" in this section. References to

arm's-length negotiations are inappropriate in a going private transaction.

Litigation Related to the Merger, page 39

31.   We note you have entered into a memorandum of understanding with respect to the pending litigation pursuant to which certain shareholders agreed to vote their shares in support of the merger. Please identify the parties to the agreement. See Item 1005(e) of Regulation M-A. Also, please tell us whether this agreement is believed to be binding upon the parties.

Selected Historical Financial Information, page 67

32.   Please update this section to provide quarterly information. See Item 1010(a)(2).

Annex A

33.   Please file all material exhibits, schedules and/or attachments to the agreement and plan of merger. For example, we note the references to Exhibits B, C, and D in the discussion of the material terms of the merger agreement, commencing on page 44. However, those exhibits have not been filed. Please file these exhibits in their entirety.

34.   Please explain the use of the undefined term "Commitment Letter" appearing in Section 3.03(d) of the merger agreement.

35.   The opinion of the financial advisor states that it is solely for the use of the special committee. Please revise to remove the implication that investors are not entitled to rely on the opinion. Alternatively, advise us of the basis for the advisor's belief that security holders cannot rely upon the opinion to support any claims against the advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with the advisor). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to the advisor would have no effect on the rights and responsibilities of either the advisor or your board of directors under the federal securities laws. Refer to Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000). Please also take this restriction into consideration if the board of directors or any filing person adopted the analysis and conclusions of the advisor.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director